Mail Stop 0308
      July 8, 2005

Mr. Humayun N. Shaikh
Burke Mills, Inc.
191 Sterling Street, NW
Valdese, North Carolina  28690

      Re:	Burke Mills, Inc.
      	Form 10-K for the Fiscal Year Ended January 1, 2005
      Filed April 1, 2005

		Form 10-QSB for the Fiscal Quarter Ended April 2, 2005
		Filed May 13, 2005
		File No. 0-5680

Dear Mr. Shaikh:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If a comment below requests additional disclosures, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings. After reviewing the information included in your response, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 1, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
Results of Operations:  2004 Compared to 2003
Net Sales, page 9

1. We note that your fiscal year ended January 1, 2005 included 52 weeks whereas your fiscal year ended January 3, 2004 included an extra week of sales, or 53 weeks. We also note your explanation of the change in net sales in fiscal 2004 did not include a discussion that there was one less week of sales in fiscal 2004, which could represent a major component of the business reasons for the overall change between periods. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason that caused the change during the year. Please provide us and disclose a revised explanation for the change in net sales during fiscal 2004 using all of the significant business reasons that caused the overall change.
Refer to Item 303(a)(3) of Regulation S-K.

2. You disclose that sales from new customers approximated $1.7 million which was offset by a decline in sales to existing customers due to competitive and credit reasons. Please disclose if you expect the decline in sales to existing customers is a trend that you expect to affect future periods. Refer to Item 303(a)(3) of Regulation S-K.

Cost of Sales and Gross Margin, page 9

3. You disclose several cost categories where you experienced an increase during fiscal 2004. Please disclose if any of these changes represent a trend that you expect to continue affecting future periods. See Item 303(a)(3) of Regulation S-K.

Selling, General and Administrative Expenses, page 9

4. Please tell us and revise your disclosures to provide a business reason for the change between periods in selling, general and administrative expenses. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 13

5. Please disclose the information relating to your off-balance sheet arrangements in the manner required by Item 303(a)(4) of Regulation
S-K.

6. You disclose here and in your quarterly report for the period ended April 2, 2005 management`s decision to discontinue in the first quarter of 2005 the factoring arrangement and manage in-house the collection of your accounts receivable. Please tell us and disclose the impact you believe this will have on your liquidity and related cash flows. In this regard, we note from your disclosure here and in your quarterly report that you are still in the process of securing a line of credit. Refer to Item 303(a)(1) of Regulation S-K.

Item 8 - Financial Statements and Supplementary Data

Notes to Financial Statements

Note 1 - Significant Accounting Policies, page 22

General

7. Please tell us and disclose the types of amounts you include in the cost of sales and the selling, general and administrative expense line items. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. If you currently exclude a portion of these costs from cost of sales, please disclose:

* In a footnote the line items that these costs are included in and the amounts included in each line item for each period presented, and

* In management`s discussion and analysis that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others may exclude a portion of them from gross margin, including them instead in line items such as selling, general and administrative expenses.

Revenue Recognition, page 22

8. You disclose that revenues are recognized at the time of shipment.
Please tell us and revise your disclosures to include whether your stated shipping terms are FOB shipping point pursuant to your sales agreements with customers. Please also tell us and disclose when title passes to the customer and explain to us your return policy. If your sales agreements do not specify when title passes, please explain to us why revenue recognition is appropriate upon shipment rather than upon delivery to and acceptance by the customer.
Refer
to SAB 104.

Accounts Receivable, page 22

9. Please disclose your accounting policy relating to providing an allowance for doubtful accounts receivable.



Part IV

10. We note your disclosure in the first paragraph on page 35 regarding financial schedules. Please tell us and revise your disclosures to include Schedule II - Valuation and Qualifying Accounts disclosing all reserves recorded, including the amount of allowance for doubtful accounts receivable, for all periods presented. See Rules 5-04(c) and 12-09 of Regulation S-X.

* * * * *

      As appropriate, please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T. You may contact Milwood Hobbs at (202) 551-3241, or in his absence, Donna Di Silvio at (202) 551-3202, or the undersigned at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Any other questions regarding disclosure issues maybe directed to H. Christopher
Owings
at (202) 551-3720.

Sincerely,


Michael Moran
Accounting Branch Chief

Humayun N. Shaikh
Burke Mills, Inc.
July 8, 2005
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